FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 November 2009

HSBC HOLDINGS PLC

INTERIM MANAGEMENT STATEMENT

HSBC Holdings plc (HSBC) will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement and the third quarter results of its principal operations in the United States ('US'), HSBC Finance Corporation and HSBC Bank USA Inc., whose formal SEC 10-Qs will be available at Investor Relations on www.hsbc.com shortly after 08.15 GMT (in London). The trading update call will take place at 11.30 GMT (in London), and details for participating in the call and live audio webcast can be found at Investor Relations on www.hsbc.com and at the end of this statement.

  HSBC INTERIM MANAGEMENT STATEMENT

Profitability for the first nine months of 2009 was stronger than our expectations at the start of the year, as positive trends experienced in the first half continued into the third quarter. As a result, year to date pre-tax profit was ahead of the comparable period in 2008 on an underlying basis, excluding movements in fair value on our own debt related to credit spreads. On the same basis, pre-tax profit for the third quarter of 2009 ('Q3 2009') was significantly ahead of Q3 2008. On a reported basis, HSBC's performance in Q3 2009 was lower than in Q3 2008, largely due to fair value movements on our own debt caused by tightening credit spreads.

Building on its exceptional first-half results, Global Banking and Markets maintained its record performance for the year to date. In the US consumer finance run-off portfolio, loan impairment allowances declined in the quarter, representing the first quarterly fall since the start of 2006. In emerging markets, revenues in Personal Financial Services and Commercial Banking held up well and, with the exception of the Middle East, loan impairment charges were notably lower than in the preceding quarter as economic conditions improved. Tight cost control also ensured that total costs for the year to date compared favourably with 2008.

The Group's tier 1 ratio increased to 10.3 per cent, and the core equity tier 1 capital ratio strengthened to 9.0 per cent. HSBC maintained its strong liquidity position, with its published advances-to-deposits ratio remaining under 80 per cent. On 2 November, the Board declared a third interim dividend of US$0.08 per ordinary share, with a value of approximately US$1.4 billion, bringing total dividends in respect of the first nine months to US$4.2 billion. Capital generation comfortably exceeded dividends in each quarter.

Group Chief Executive, Michael Geoghegan, said:

"Thanks to a highly diversified business model, a clear and unchanged strategy and a focus on banking fundamentals, HSBC continues to deliver broadly based profits at this pivotal stage of the business cycle.

"At a time when economic conditions have remained challenging and public trust in banks has been seriously compromised, we are attracting new customers in our target segments. We have maintained our strong deposit base and we continue to lend to and support customers through difficult times.

"Driven by stabilised credit performance in the US, loan impairment charges have fallen to their lowest quarterly level for over a year. The more positive signals that we saw in the US run-off portfolio in the first half have continued, with the result that our North American operations did not require any capital support from the Group during the quarter. We should have further evidence by the year-end as to whether this is a sustainable trend. All parts of the run-off portfolio continued to reduce during the quarter.

"Global Banking and Markets is having a record year. Its distinctive emerging-markets led and financing-focused strategy, consistently applied since 2006, is continuing to deliver results. As liquidity improved, we have seen a recovery in the market value of our available-for-sale asset-backed securities portfolios, which continue to reduce as securities pay down in line with expectations.

"Despite continuing pressure on deposit spreads during the quarter, Commercial Banking was solidly profitable in all regions and benefited from our strong international presence. In Personal Financial Services, the number of HSBC Premier customers reached 3.1 million and performance outside North America remained in line with the first two quarters of 2009.

"We have continued to focus on cost control. Total costs and staff costs for the year to date were both lower than in the comparable period in 2008.

"HSBC continues to strengthen its position as the world's leading international bank, and our decision to move the Group CEO's principal office to Hong Kong is evidence of our commitment to driving the business forward in the world's fastest-growing region.

"We achieved lending growth in emerging markets during the quarter. In Asia, we have been encouraged by renewed activity in equity markets and increased demand for wealth management products. We agreed to increase our stake in Vietnam's largest insurer, and in mainland China we launched a new jointly-owned life insurance company and announced our intention to establish a cards joint venture with Bank of Communications. In Hong Kong, we increased commercial lending and maintained our leading position in mortgage lending."

Financial highlights

Summary financial metrics were as follows (commentary is on an underlying basis, excluding the impact of fair value movements in respect of credit spread on own debt):

•	Net interest income in Q3 2009 was marginally below the run-rate reported in the first half of the year. On a year to date basis, net interest income was higher than the comparable period in 2008.

•	Net fee income in Q3 2009 was higher than each of the first two quarters in 2009 but was lower than Q3 2008, which benefited from higher volumes in the US cards business.

•

Costs in Q3 2009 declined from Q3 2008 due to savings from restructuring in the US and tight cost control elsewhere, while revenues were modestly higher. Costs for Q3 2009 were broadly in line with the run-rate in the first two quarters of 2009.

•

Loan impairment charges and other credit risk provisions declined in Q3 2009 from earlier in the year and were at their lowest quarterly level since Q2 2008. In the US, loan impairment charges in the consumer finance business in Q3 2009 were encouragingly lower than the run-rate in the first half of the year.

•	Total assets were broadly unchanged from 30 June 2009.

•

Reported risk-weighted assets ('RWAs') remained broadly stable in the quarter, benefiting from reductions in market risk. This reflected lower volatility in market prices which reduced value at risk, and there was also a reduction in legacy structured credit positions in Global Banking and Markets. The reduction in market risk RWAs was partly offset by a net increase from currency translation effects as the US dollar moved against a number of key currencies in the quarter.

•	In Q3 2008, HSBC recorded a gain of US$2.4 billion on the sale of the French regional banks. The underlying basis comparatives exclude this one-off gain.

Items of note

•

Trends in Q3 2009 described below have generally continued during October 2009, including a further tightening of credit spreads resulting in an additional reduction in the cumulative net gain from fair value movements on HSBC's own debt.

•

Credit spreads narrowed significantly in Q3 2009, resulting in a negative movement of US$3.5 billion on HSBC's own debt recorded at fair value compared with a gain of US$3.4 billion in Q3 2008 when credit spreads were widening. This item has been extremely volatile during 2009, with a sizeable gain in Q1 2009 followed by a greater loss in Q2 2009, leaving a net loss of US$2.5 billion in the first half. These movements do not form part of managed performance internally and are excluded from regulatory capital calculations. The cumulative net gain of US$1.9 billion at the end of Q3 2009 will fully reverse over the life of the debt.

•	On 10 November, HSBC Finance Corporation will announce the sale of HSBC's US vehicle loan servicing operations and US$1 billion in vehicle loans to Santander Consumer USA Inc.

  Better than expected performance in the US consumer finance portfolios

In the US consumer finance business, loan balances continued to decline in all parts of the portfolio. This reflected the previous curtailment of origination volumes, changes in product offerings and management action to slow credit card balance growth in the weaker economy. The agreement to now sell HSBC's vehicle finance loan servicing platform and US$1 billion in loan balances for US$904 million also represents further progress in our strategy to proactively reduce the run-off portfolio. The deal is expected to close in the first quarter of 2010 and Santander will service the remainder of HSBC's US vehicle loan portfolio.

During the quarter, credit conditions in the US and the severity of losses on parts of the real estate secured lending portfolio stabilised and loan impairment charges were lower than we had expected, even with higher levels of US unemployment. The cards business remained profitable through Q3 2009 despite difficult economic conditions and lower fees from reduced volumes; as a result of improved economic conditions, we plan to resume marketing spend to grow new card originations modestly in certain segments.

Record year to date performance sustained in Global Banking and Markets

Although lower than in the first two quarters of the year, revenues and profits in Global Banking and Markets were strong and well ahead of the comparable quarter in 2008. Credit trading revenues were particularly good due to improving credit prices and lower levels of write-downs. The Rates business also performed well. Notwithstanding lower volumes, foreign exchange market share held up well, assisted by the Group's strength in emerging markets. Equities trading and equity capital markets took advantage of higher volumes to build market share in both the primary and secondary markets, including in new issuance. Global Banking and Markets continued to benefit from successful positioning in Balance Sheet Management and, while not as beneficial as in the first half, the interest rate environment afforded some opportunities to roll over maturing positions, extending the period of sustained contribution from this business.

Recovery in pricing on available-for-sale asset-backed securities

The available-for-sale ('AFS') portfolio of asset-backed securities ('ABS's) performed in line with expectations. Impairments of US$966 million were recognised in the year to date, including US$402 million in the quarter, which is within previous guidance of US$2.0 billion to US$2.5 billion for the period 2009 to 2011. Expected losses of US$182 million were recognised in the year to date, including US$34 million in the quarter, also within the forecast range of US$600 million to US$800 million. The deficit on the AFS ABS reserve further reduced to US$14.2 billion as prices on certain ABSs improved and as assets amortised in line with expectations.

Asia performing strongly

Asia continued to perform strongly, with growth benefiting from our share of income from our mainland China associates. Although the slowdown in commercial activity has affected fee-based businesses, and continuing low interest rates have left deposit spreads compressed, we are now seeing some lending growth as regional economies come out of recession and equity markets and cross-border trade improve. Loan impairment charges moderated in Q3 2009. Performance in the residential mortgage portfolio in Hong Kong remained sound, underpinned by conservative loan to value ratios. In mainland China, we opened a further five outlets, including an additional rural bank and a new Hang Seng Bank branch, and remain on track to have around 100 HSBC-branded branches by the end of the year. We were the first international bank to conduct cross-border business in renminbi and expect this market to expand. We also took steps to transfer our existing joint credit card activities with Bank of Communications into a newly established joint venture company.

Positive contribution from Latin America and the Middle East

Revenue from Latin America and the Middle East held up well in slower economic conditions in which lending declined. In Latin America, loan impairment charges declined in the quarter as the application of more stringent underwriting criteria and run-off progress on problem portfolios led to a contraction in personal loans. In the Middle East, lending portfolios also continued to reduce, though loan impairment charges were higher than in the previous quarter as delinquency fed through the portfolios. Despite the recovery in oil prices in Q3 2009, which supported government infrastructure spending, credit conditions remained difficult.

Resilient performance in Europe

In the UK, although unemployment rose and the economy contracted, the impact was moderated by continuing low interest rates and quantitative easing measures, together with decisions implemented in 2006 and 2007 to restrict growth in unsecured lending. Mortgage lending continued to perform well, benefiting from our very limited exposure to buy-to-let and brokered mortgages. We have also taken action to restructure the UK retail bank to improve efficiency. In line with our commitment to UK customers, we increased our share of UK mortgage lending in the quarter to 9.9 per cent. We are on track to meet our commitment to lend £15 billion (US$24 billion) in respect of new mortgages in 2009; and the average loan to value of new business in the year to date remained under 60 per cent. Overdraft utilisation by our Commercial Banking customers remained stable at under 50 per cent, underlining the availability of credit when business demand recovers.

Outlook

Group Chief Executive, Michael Geoghegan, said:

"The global banking industry is in a period of significant and necessary change. The need for strong, well capitalised banks is indisputable. But it is clear that careful international co-ordination is crucial if changes are to be introduced in a rational way which maintains market confidence and a level playing field, especially for those banks with international capabilities.

"Regulatory policy also needs to be sensitive to fragile economic conditions. If capital ratios are increased before Western economies have had the chance to stabilise, this could trigger a number of unintended consequences. These include a rise in the cost and a fall in the availability of credit, which would undermine the ability of the banking industry to play its full part in supporting economic recovery. It may also encourage regulatory arbitrage and the emergence of a shadow banking system, beyond the reach of regulation.

"I believe that the biggest jolt has now passed through the global economy. But it is too early to claim victory, especially while unemployment is still rising in the West. The world will likely experience a two-speed recovery and emerging markets currently offer the brightest prospects for growth. Indeed, it now seems clear that they will drive the global recovery.

"HSBC is strongly placed for the period of regulatory change that we anticipate ahead, thanks to our financial strength, our diverse business model, and our prudent structure as a holding company with a network of locally incorporated and separately capitalised banks. We remain absolutely focused on supporting our customers and our global footprint, combined with our leadership in faster-growing markets, will allow us to take full advantage of opportunities for revenue growth and investment which will emerge from the recovery."

Conference call details

The conference call is being hosted by Michael Geoghegan, Group Chief Executive, and Douglas Flint, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK:	+44 (0) 20 7138 0815
UK toll free	0800 559 3272

USA:	+1 718 354 1359
USA toll free:	1 866 239 0753

Hong Kong:	+852 3002 1615
Hong Kong toll free:	800 933 519

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

Passcode:            HSBC

A recording of the conference call will be available from the close of business on 10 November 2009 until close of business on 10 December 2009.

Local replay access telephone numbers are:

UK (local):	+44 (0) 20 7111 1244
UK toll free:	0800 358 7735

USA (local):	+1 347 366 9565
USA toll free:	1 866 932 5017

Hong Kong (local):	+852 3011 4669

Replay access passcode:    4418806#

On 10 November 2009, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/hsbc/investor_centre

For further information, please contact:

Investor Relations    Media Relations

Alastair Brown    Patrick McGuinness

+44 (0) 20 7992 1938    +44 (0) 20 7991 0111

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 10 November 2009